AMENDED SCHEDULE A

dated March 1, 2023, to the

SUB-ADVISORY AGREEMENT

dated November 17, 2021, between

CATHOLIC RESPONSIBLE INVESTMENTS FUNDS

and

Causeway Capital Management LLC

The Adviser shall pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund as may be allocated by the Adviser to the Sub-Adviser from time to time in accordance with the following fee schedule:

Fund

CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL EQUITY FUND	[REDACTED]

CHRISTIAN BROTHERS INVESTMENT SERVICES, INC.

By:	/s/ Jeffrey A. McCroy
Name:	Jeffrey A. McCroy
Title:	President and Chief Executive Officer

Causeway Capital Management LLC

By:	/s/ Gracie V. Fermelia
Name:	Gracie V. Fermelia
Title:	COO

ACKNOWLEDGED & ACCEPTED BY:

CATHOLIC RESPONSIBLE INVESTMENTS FUNDS

By:	/s/ Michael G. Beattie
Name:	Michael G. Beattie
Title:	President